UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15F

     CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
        ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
      SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                             Commission File Number: 000-0905420

                                COOKSON GROUP PLC
             (Exact name of registrant as specified in its charter)

                                165 Fleet Street
                                London, EC4A 2AE
                                 United Kingdom
                            Tel: +44 (0)20 7822 0000

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 Ordinary Shares, nominal value of GBP0.10 each
            Options to purchase Ordinary Shares of Cookson Group plc (Title of each class of securities covered by this Form)

       Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Exchange Act of 1934:

      Rule 12h-6(a)               X           Rule 12h-6(d)
      (for equity securities)                 (for successor registrants)

      Rule 12h-6(c)                           Rule 12h-6(i)                   X
      (for debt securities)                   (for prior Form 15 filers)



                                     PART I

     Item 1. Exchange Act Reporting History

     A. Cookson Group plc (the "Company") first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") on 17 May 1993, the date on which its registration statement on Form S-8 with respect to its ordinary shares, nominal value GBP0.10 each (the "ordinary shares"), and options to purchase such shares (the "options") pursuant to its employee share option plans then in effect became effective.

     B. The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under Section 13(a).

     Item 2. Recent United States Market Activity

     For the purposes of responding to this Item 2, the Company's securities have never been sold in the United States in a registered offering under the Securities Act of 1933.

     Item 3. Foreign Listing and Primary Trading Market

     A. The primary trading market for the Company's ordinary shares is located in the United Kingdom, where such shares are listed on the Official List of the UK Listing Authority (the "Official List") and are admitted to trading on the London Stock Exchange under the symbol "CKSN". The options are not listed or traded on any securities exchange.

     B. The Company's ordinary shares have been listed on the Official List and admitted to trading on the London Stock Exchange since September 24, 1951. The Company's ordinary shares have been listed on the Official List and admitted to trading on the London Stock Exchange for at least the 12 months preceding the filing of this Form. The options are not listed or traded on any securities exchange.

     C. For the 12-month period from June 30, 2006 to June 30, 2007, 99.37% of the Company's on-exchange trading of the ordinary shares took place on the London Stock Exchange. To the knowledge of the Company, there has been no trading in the options over that period.

     Item 4. Comparative Trading Volume Data

     A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) under the U.S. Securities Exchange Act of 1934, as amended, was from June 30, 2006 to June 30, 2007.

     B. The average daily trading volume of the ordinary shares and options that are the subject of this Form was 3,581 and 0 in the United States, respectively and 1,724,826 and 0 on a worldwide basis, respectively.

     C. As a percentage of worldwide average daily trading volume, average daily trading volume of the ordinary shares and options in the United States was 0.21% and 0% respectively.

     D. The ordinary shares and options have never been listed on a national securities exchange or quoted in an interdealer quotation system in the United States.

     E. On October 19, 2005, the Company terminated its American depositary receipt ("ADR") facility with Citibank, N.A., as depositary. There has therefore been no trading in ADRs during the preceding 12-month period.

     F. The Company obtained trading volume for purposes of the calculations described in this Item 4 from the London Stock Exchange and Bloomberg. Data from the London Stock Exchange has been used since it is the primary trading market for the ordinary shares. Data for over-the-counter trading in the ordinary shares from Bloomberg has been used as the Company's management believed such information to be a reliable source of such data and it is available to the public generally.

     Item 5. Alternative Record Holder Information

     Not Applicable.

     Item 6. Debt Securities

     Not Applicable.

     Item 7. Notice Requirement

     A. The Company initially disclosed its intent to voluntarily terminate the registration of the ordinary shares in a press release dated October 17, 2005 and subsequently in its Schedule 13E-3 initially filed with the Securities and Exchange Commission (the "Commission") on October 18, 2005, as amended and supplemented. The Company released a subsequent release in connection with the anticipated filing of this Form 15F on July 10, 2007 (the "Subsequent Release").

     B. The Company distributed a Transaction Statement to its US shareholders and filed such statement as an exhibit to its Schedule 13E-3 filed with the Commission on October 18, 2005. A copy of the Subsequent Release was furnished to the Commission on Form 6-K on July 11, 2007. The Company subsequently distributed the Subsequent Release via the Regulatory News Service in the United Kingdom and Reuters and Dow Jones newswires in the United States.

     Item 8. Prior Form 15 Filers

     The Company filed a Form 15 on February 21, 2006 (the "Prior Form 15") to terminate the registration of its ordinary shares pursuant to Rule 12g-4 and Rule 12h-3 under the Exchange Act.

                                    PART II

     Item 9. Rule 12g3-2(b) Exemption

     The   Company   will   publish   the   information   required   under  Rule
12g3-2(b)(1)(iii)     under    the     Exchange     Act    on    its     website
http://www.cooksongroup.co.uk.

                                    PART III

     Item 10. Exhibits

     Not Applicable.


     Item 11. Undertakings

     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

     (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

     (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

     (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.


Pursuant to the requirements of the Securities Exchange Act of 1934, COOKSON GROUP PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, COOKSON GROUP PLC certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.



                                                  Signature: /s/ Nicholas Salmon

                                                           Name: Nicholas Salmon

                                                          Title: Chief Executive

                                                             Date: July 31, 2007